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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                               Amendment No. 1 to

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            _______________________


                    AMERICAN RETIREMENT VILLAS PROPERTIES II
                           (Name of Subject Company)


                    AMERICAN RETIREMENT VILLAS PROPERTIES II
                      (Name of Person(s) Filing Statement)

                           Limited Partnership Units
                         (Title of Class of Securities)


                             ______________________
                     (CUSIP Number of Class of Securities)

                               SHEILA M. MULDOON
                       Vice President and General Counsel
                           ARV Assisted Living, Inc.
                            245 Fischer Avenue, D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400

            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)

                                   COPIES TO:

                               WILLIAM J. CERNIUS
                                Latham & Watkins
                       650 Town Center Drive, Suite 2000
                          Costa Mesa, California 92626
                                 (714) 540-1235

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        ITEM 1 - SECURITY AND SUBJECT COMPANY

             The name of the subject company is American Retirement Villas Properties II, a California limited partnership (the "Partnership"), and the address of the Partnership is 245 Fischer Avenue, D-1, Costa Mesa, California 92626. The title of the class of security to which this statement relates is the limited partnership units of the Partnership (the "Units").

        ITEM 2 - TENDER OFFER OF THE BIDDER


             This statement relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), each dated May 16, 1996, and as amended June 11, 1996, of the bidder, ARV Assisted Living, Inc., a California corporation and the Managing General Partner of the Partnership (the "Company"), to purchase any and all outstanding Units at $720.00 per Unit, without interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 16, 1996, the Supplement to Offer to Purchase dated June 11, 1996 and the related Letter of Transmittal dated May 16, 1996 (which collectively constitute the "Offer to Purchase") which are filed herewith as Exhibits (a)(1) and
        (a)(2). The address of the Company is 245 Fischer Avenue, D-1, Costa Mesa, California 92626. The information in the INTRODUCTION and "THE OFFER" -- Section 9 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.


        ITEM 3 - IDENTITY AND BACKGROUND

             (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

             (b)  The information in the INTRODUCTION, "SPECIAL FACTORS --
        Unitholder Considerations, "SPECIAL FACTORS   Background of the Offer,"
        "SPECIAL FACTORS -- Interests of Certain Persons," and "THE OFFER" --
        Section 9 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

        ITEM 4 - THE SOLICITATION OR RECOMMENDATION

             (a), (b) The information set forth in the INTRODUCTION, "SPECIAL FACTORS -- Fairness of the Transaction; Position of the General Partners" and "SPECIAL FACTORS -- Appraisals" of the Offer to Purchase is incorporated herein by reference.

        ITEM 5 - PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

             The information set forth in the INTRODUCTION, "SPECIAL FACTORS -- Background of the Transactions" and "THE OFFER" -- Section 13 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.




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        ITEM 6 - RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

             (a) To the Partnership's knowledge, no transactions in the Units have been effected during the past sixty days by the Partnership or its General Partners or affiliates.

             (b) No General Partner or affiliate of the Partnership, other than the Company, holds any Units of the Partnership.

        ITEM 7 - CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

             (a) Except as set forth in Item 3(b) hereof, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Partnership or any of its subsidiaries;
        (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

             (b) Except as set forth in Item 3(b) hereof, there are no transactions, board resolutions, agreements in principal or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

        ITEM 8 - ADDITIONAL INFORMATION TO BE FURNISHED


             The information contained in the Offer to Purchase filed as
        Exhibit 99.1 to the Company's Tender Offer Statement on Schedule
        14D-1 dated May 16, 1996 and the Supplement to the Offer to Purchase filed as Exhibit 99.7 to Amendment No. 1 to the Company's Tender Offer Statement on Schedule 14D-1 dated June 11, 1996 is incorporated herein by reference.


        ITEM 9 - MATERIAL TO BE FILED AS EXHIBITS


            *99.1 Offer to Purchase dated May 16, 1996 (incorporated by reference to Exhibit 99.1 to the Company's Tender Offer Statement on Schedule 14D-1 dated May 16, 1996).

            *99.2 Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Company's Tender Offer Statement on Schedule 14D-1 dated May 16, 1996).

            *99.3 Form of Letter to Unitholders (incorporated by reference to Exhibit 99.3 to the Company's Tender Offer
                       Statement on Schedule 14D-1 dated May 16, 1996).

            *99.4 Form of Text of Press Release dated May 16, 1996 (incorporated by reference to Exhibit 99.4 to the Company's Tender Offer Statement on Schedule 14D-1 dated May 16, 1996).

            *99.5 Limited Partnership Agreement of American Retirement Villas Properties II (incorporated by reference to the Partnership's Prospectus dated May 10, 1989, included in its Registration Statement on Form S-1 (No. 33-20365)).

            *99.6 Property Management Agreement between American Retirement Villas Properties II and American Retirement Villas Corporation.

             99.7 Supplement to Offer to Purchase dated June 11, 1996 (incorporated by reference to Exhibit 99.7 to Amendment No. 1 to the Company's Tender Offer Statement on Schedule 14D-1 dated June 11, 1996).

             99.8 Form of Revised Letter to Unitholders (incorporated by reference to Exhibit 99.8 to Amendment No. 1 to the Company's Tender Offer Statement dated June 11, 1996).


                       * Previously filed.


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                                      Signature


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        AMERICAN RETIREMENT VILLAS PROPERTIES II

                                        By:  ARV ASSISTED LIVING, INC.
                                             Managing General Partner



                                        By:   /s/  GARY L. DAVIDSON
                                           ----------------------------------
                                              Name:  Gary L. Davidson
                                              Title: Chairman of the Board
                                              Date:  June 11, 1996





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                                    EXHIBIT INDEX

                                                                                 Sequentially
        Exhibit                                                                    Numbered
        Number              Description                                              Page
       -------              -----------                                          ------------
       *99.1           Offer to Purchase dated May 16, 1996 (incorporated by
                       reference to Exhibit 99.1 to the Company's Tender
                       Offer Statement on Schedule 14D-1 dated May 16, 1996).

       *99.2 Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Company's Tender Offer Statement on Schedule 14D-1 dated May 16, 1996).

       *99.3 Form of Letter to Unitholders (incorporated by reference to Exhibit 99.3 to the Company's Tender Offer
                       Statement on Schedule 14D-1 dated May 16, 1996).

       *99.4           Form of Text of Press Release dated May 16, 1996
                       (incorporated by reference to Exhibit 99.4 to the Company's Tender Offer Statement on Schedule 14D-1 dated
                       May 16, 1996).

       *99.5           Limited Partnership Agreement of American Retirement
                       Villas Properties II (incorporated by reference to the Partnership's Prospectus dated May 10, 1989, included in its Registration Statement on Form S-1 (No. 33-20365)).

       *99.6           Property Management Agreement between American
                       Retirement Villas Properties II and American Retirement
                       Villas Corporation.

        99.7           Supplement to Offer to Purchase dated June 11, 1996
                       (incorporated by reference to Exhibit 99.7 to Amendment No. 1 to the Company's Tender Offer
                       Statement on Schedule 14D-1 dated June 11, 1996).

        99.8 Form of Revised Letter to Unitholders (incorporated by reference to Exhibit 99.8 to Amendment No. 1 to the Company's Tender Offer Statement dated June 11, 1996).



* Previously filed.




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